

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

> **RE: Herman Miller, Inc.**
> **Form 10-K for the Year ended May 28, 2011**
> **Filed July 26, 2011**
> **Form 10-Q for the Period ended September 3, 2011**
> **Filed October 12, 2011**
> **File No. 1-15141**

Dear Mr. Bylsma:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended May 28, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Financial Results, page 19

2. In both your discussions of consolidated and segment results, please quantify the impact of
    each factor when multiple factors contribute to material fluctuations. In your discussions of
    consolidated and segment net sales, please also provide a more comprehensive discussion of
    the factors that impacted your net sales. For example, in your discussion of consolidated net
    sales for the fiscal year ended May 28, 2011 compared to the fiscal year ended May 29, 2010,
    you state that the 25.1% increase was driven by a more robust global economic environment
    and was experienced across nearly all operating and geographic units. Please discuss and
    quantify the extent to which fluctuations in your net sales are attributable to changes in
    prices, changes in the volume of products sold, acquisitions, and the introduction of new
    products. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting
    Codification 501.04.

Liquidity and Capital Resources, page 25

3. Please enhance your liquidity disclosure to address the following:
    *   Disclose the amount of foreign cash and short-term investments you have as compared to
        your total amount of cash and short-term investments as of the latest balance sheet date;
        and
    *   Discuss the fact that if the foreign cash and short-term investments are needed for your
        operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate
        these funds but your intent is to permanently reinvest these foreign amounts outside the
        U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts
        to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial
    Reporting Codification 501.06.a.

Financial Statements

Notes to the Financial Statements

Note 13. Income Taxes, page 65

4. During fiscal 2011, you repatriated $18.8 million of undistributed foreign earnings. As of
    May 28, 2011, you did not provide for U.S. income taxes on undistributed earnings of
    foreign subsidiaries totaling approximately $53.7 million as these earnings have been deemed
    to be permanently reinvested. Please address the following:
    *   Please tell us whether the $53.7 million represents the total amount of undistributed
        earnings of foreign subsidiaries or only the portion for which you have not provided for
        U.S. income taxes;

- Please tell us whether you had previously considered the $18.8 million of undistributed foreign earnings to be permanently reinvested. If so, please tell us at what point you determined that they would not be;
- Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and
- Please tell us how you concluded that the remaining $53.7 million should be considered permanently reinvested in light of your repatriation of the $18.8 million.

Please refer to paragraph ASC 740-30-25-17.

Note 18. Operating Segments, page 73

5. Please help us better understand what your operating segments and reporting units are. You aggregate operating segments into two primary reportable segments, North American Furniture Solutions and non-North American Furniture Solutions. Please tell us whether you aggregate multiple operating segments into your North American Furniture Solutions. If so, please revise your disclosures throughout the filing to refer to the North American Furniture Solutions reportable segment rather than operating segment. On page 41, you indicate that you have two reporting units within this segment. Please tell us whether these are operating segments within the North American Furniture Solutions reportable segment. Please refer to ASC 280-10-50-1 through 9 and ASC 350-20-35.

Form 10-Q for the Period ended September 3, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief